UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ADT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00090Q103
(CUSIP Number)

Stephen M. McManus
State Farm Mutual Automobile Insurance Company
One State Farm Plaza
Bloomington, IL 61710
(309) 766-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
State Farm Mutual Automobile Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
133,333,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
133,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,333,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.53%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1) The percentage is based on 858,722,743 shares of Common Stock outstanding as of October 26, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 3 of 4 Pages

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company (“State Farm” or “Reporting Person”) on October 21, 2022 as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on November 16, 2022 (collectively, the “Original 13D”).  This Amendment No 2 is being filed solely to supersede the Schedule 13G that was inadvertently filed by the Reporting Person on January 31, 2023.  Since the date of Amendment No. 1, there has not been any material change in the facts set forth in the Original 13D and the Reporting Person has not acquired or disposed of beneficial ownership of securities of the Issuer.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original 13D.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023
State Farm Mutual Automobile Insurance Company
	By:	/s/ Jon C. Farney
Jon C. Farney, Senior Vice President,
Treasurer and Chief Financial Officer